

11015545



RECD S.E.C.

FEB 08 2011

503

KH
2/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2011
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 67369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Swedbank First Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

570 Lexington Ave, 35th Floor
(No. and Street)

New York, NY 10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Keller   212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - if individual, state last, first, middle name)

855 Valley Road   Clifton   New Jersey   07013
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KH
2/15

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Melissa Keller</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>SwedBank First Securities, LLC</u>, as of <u>December 31, 2010</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

_____
Signature

<u>CFO , CCO</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _December 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 067369   FINRA   DEC
> SWEDBANK FIRST SECURITIES LLC   8*8
> 570 LEXINGTON AVE FL 35
> NEW YORK NY 10022-6867

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melissa Keller 212-906-0839

2. A.   General Assessment (item 2e from page 2) $ _5,975_

   B.   Less payment made with SIPC-6 filed (exclude interest)   (_2,366_)

   _7.19.10_
   Date Paid

   C.   Less prior overpayment applied   (_____)

   D.   Assessment balance due or (overpayment)   _3,609_

   E.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F.   Total assessment balance and interest due (or overpayment carried forward) $ _3,609_

   G.   PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _3,609_

   H.   Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Swedbank First Securities, LLC
(Name of Corporation, Partnership or other organization)

Melissa Keller
(Authorized Signature)

Dated the _26_ day of _January_, 20 _11_

FinOp & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

_PD 1-26-11 CK# 1469_

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jan 1_, 20_10_
and ending _Dec 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _2,505,022_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _16,750_

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Landlord Concession-Premises Lease & Bank Account Interest _92,346_
_($79,176)_ _($13,170)_

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _6,019_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii) _6,019_

Total deductions _115,115_

2d. SIPC Net Operating Revenues $ _2,389,907_

2e. General Assessment @ .0025 $ _5,975_

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300	(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067369   FINRA   DEC
SWEDBANK FIRST SECURITIES LLC   8*8
570 LEXINGTON AVE FL 35
NEW YORK NY 10022-6867

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melissa Keller 212-906-0839

2. A   General Assessment (item 2e from page 2) $ 5,975

   B.   Less payment made with SIPC-6 filed (exclude interest)   (2,366)

   7.19.10
   Date Paid

   C.   Less prior overpayment applied   (_____)

   D.   Assessment balance due or (overpayment)   3,609

   E.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F.   Total assessment balance and interest due (or overpayment carried forward) $ 3,609

   G.   PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ 3,609

   H.   Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Swedbank First Securities, LLC
(Name of Corporation, Partnership or other organization)

Melissa Keller
(Authorized Signature)

Dated the 26 day of January, 2011

FinOp & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

PD 1-26-11 CK# 1469

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_10_
and ending __Dec 31__, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __2,505,022__

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __16,750__

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     Landlord Concession-Premises Lease & Bank Account Interest   __92,346__
       _($79,176)_   _($13,170)_

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __6,019__

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

     Enter the greater of line (i) or (ii) __6,019__

     Total deductions __115,115__

2d. SIPC Net Operating Revenues $ __2,389,907__

2e. General Assessment @ .0025 $ __5,975__

(to page 1, line 2.A.)

2

Swedbank First Securities, LLC

Report Pursuant to Rule 17a-5

Financial Statements

Year Ended December 31, 2010



Swedbank First Securities, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2010

SMF
SAX MACY FROMM
Certified Public Accountants & Advisers

Knowledgeable People
Excellent Results.

Independent Auditors' Report

To the Board of Directors of
Swedbank First Securities, LLC:

We have audited the accompanying statement of financial condition of **Swedbank First Securities, LLC** as of December 31, 2010, and the related statements of operations, changes in members' capital, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swedbank First Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements and in the Schedule for Determination of the Reserve Requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 25, 2011

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com All Rights Reserved Sax Macy Fromm & Co., PC

NEW JERSEY   NEW YORK   CONNECTICUT   FLORIDA

Swedbank First Securities, LLC

Statement of Financial Condition

December 31, 2010

Assets

Current Assets:

Cash and cash equivalents	$ 3,668,058	
Deposit with clearing organization	50,076	
Accounts receivable from clearing brokers	395,881	
Prepaid expenses and other current assets	24,232	
Total Current Assets		$ 4,138,247

Property and Equipment:

Equipment	268,781	
Furniture and fixtures	18,523	
Leasehold improvements	53,060	
Total	340,364	
Less: Accumulated depreciation	284,473	
Net Property and Equipment		55,891

Other Assets:

Security deposit	144,216	
Organizational costs, net	333	
Total Other Assets		144,549

Total Assets		$ 4,338,687

Liabilities and Members' Capital

Current Liabilities:

Accounts payable	$ 14,165	
Accrued expenses and other current liabilites	316,177	
Total Current Liabilities		$ 330,342

Members' Capital		4,008,345
Total Liabilities and Members' Capital		$ 4,338,687

The Accompanying Notes are an Integral Part of these Financial Statements.

SAX MACY FROMM

Swedbank First Securities, LLC

Statement of Operations

Year Ended December 31, 2010

Revenues:

Commission income	$ 1,835,161	
Private placement income	245,990	
Research services income	410,699	
Interest income	13,170	
Other income	648	
Total Revenues		$ 2,505,668

Expenses:

Registered representative salaries and benefits	1,529,369	
Administrative salaries and benefits	500,559	
Clearing fees	68,172	
Occupancy costs	207,697	
Communication expenses	361,952	
Depreciation and amortization	21,274	
Professional fees	67,882	
Travel and entertainment	175,413	
Interest expense	6,020	
Other expenses	75,924	
Total Expenses		3,014,262

Net (Loss) Before Income Taxes (508,594)

Income Taxes 585

Net (Loss) $ (509,179)

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2010

Members' Capital (Deficit) at Beginning of Year	$	(22,211)
Members' contributions		4,539,735
Net (loss)		(509,179)
Members' Capital at End of Year	$	4,008,345

The Accompanying Notes are an Integral Part of these Financial Statements.

SAX MACY FROMM

Swedbank First Securities, LLC

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2010

Subordinated Borrowings at December 31, 2009	$ 1,000,000
Conversion of Subordinated Notes to Equity	(1,000,000)
Subordinated Borrowings at December 31, 2010	$ - - -

The Accompanying Notes are an Integral Part of these Financial Statements.

SAX MACY FROMM

Swedbank First Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2010

Cash Flows From Operating Activities:		
Net (loss)		$ (509,179)
Adjustments to reconcile net (loss) to net		
cash (used for) operating activities:		
Depreciation and amortization	$ 21,274	
(Increase) in assets:		
Accounts receivable from clearing brokers	(302,842)	
Prepaid expenses and other current assets	(1,862)	
Security deposit	(144,216)	
Increase (decrease) in liabilities:		
Accounts payable	(4,113)	
Accrued expenses and other current liabilities	269,577	
Net adjustments to reconcile net (loss)		
to net cash (used for) operating activities		(162,182)
Net Cash (Used for) Operating Activities		(671,361)
Cash Flows From Investing Activities:		
Additions to property and equipment		(62,259)
Cash Flows From Financing Activities:		
Members' contributions		3,539,735
Net Increase in Cash and Cash Equivalents		2,806,115
Cash and Cash Equivalents at Beginning of Year		861,943
Cash and Cash Equivalents at End of Year		$ 3,668,058
Cash Paid During the Year for:		
Interest		$ 13,803
Income taxes		$ 585

The Accompanying Notes are an Integral Part of these Financial Statements.

S A X   M A C Y   F R O M M

Swedbank First Securities, LLC
Notes to Financial Statements

Note 1 – Nature of Business:

Swedbank First Securities, LLC ("the Company") is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (The "FINRA").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – The Company recognizes revenues at the time services are rendered.

B. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

D. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual members of the Company who are responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal taxes. The Company is subject to the New York City unincorporated business tax.

E. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Intangible Assets – Organization costs are being amortized using the straight-line method over five years.

G. Subsequent Events – The Company has evaluated subsequent events through January 25, 2011, the date the financial statements were available to be issued.

Note 3 – Deposits with Clearing Organization:

The Company has deposited $50,076 with Fortis Clearing Americas, as security for its transactions with this agency. The $50,076 exceeds the minimum deposit required by $76. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4 – Concentration of Credit Risk:

The Company primarily maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Balances have at times exceeded FDIC insured limits in 2010.

Note 5 – Commitments:

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that there is no maximum amount assignable to the right. At December 31, 2010, the Company has recorded no liability with regard to the right. The Company paid the clearing brokers no amounts related to these guarantees during the period.

The Company leases office space for its corporate headquarters pursuant to a ten-year lease. The Company's rent expense was $178,562 for the year ended December 31, 2010.

The lease requires annual payments as follows:

Years Ending December 31	
2011	$ 182,273
2012	185,687
2013	189,161
2014	192,696
2015	209,645
Thereafter	927,356
Total	$ 1,886,818

Note 6 – Economic Dependency:

For the year ended December 31, 2010, revenue from one customer aggregated $613,464. There are no amounts due from this customer as of December 31, 2010.

Note 7 – Related Party Transactions:

The Company's members provide clearing broker services on a fully disclosed basis to the Company. Included in the statement of financial condition for the year ended December 31, 2010, are accounts receivable of $395,881 due from the members for client transactions that have already been cleared.

Note 8 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15C 3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2010 was $3,387,716, which exceeded its requirement by $3,287,716.

Note 9 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earning thereon.

Note 10 – Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.



SAX MACY FROMM

Certified Public Accountants & Advisers

Independent Auditors Report on Supplementary Information

To the Board of Directors of
Swedbank First Securities, LLC:

Our report on our audit of the basic financial statements of **Swedbank First Securities, LLC** for the year ended December 31, 2010 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 25, 2011

Swedbank First Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2010

Total Members' Capital		$ 4,008,345
Less: Non Allowable Assets:		
Accounts receivable	$ 395,957	
Organizational costs	333	
Property and equipment, net	55,891	
Security deposits	144,216	
Prepaid expenses and other current assets	24,232	
Total Adjustments		620,629
Adjusted Net Capital		3,387,716
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3 percent of net agregate indebtedness	22,023	
Minimum dollar net capital required	100,000	
Net Capital Required (Greater of Above)		100,000
Excess Net Capital		$ 3,287,716
Aggregate Indebteness		$ 330,342
Ratio of Aggregate Indebteness to Adjusted Net Capital ($330,342/$3,387,716)		9.75%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2010.

See Independent Auditors' Report on Supplementary Information.

S A X   M A C Y   F R O M M

Swedbank First Securities, LLC
Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2010

The Company is exempt from Rule 15(c)3-3 under paragraph (k)(2)(i). As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report on Supplementary Information.

SAX MACY FROMM

SMF
SAX MACY FROMM

Certified Public Accountants & Advisers

Knowledgeable People.
Excellent Results.

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Swedbank First Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Swedbank First Securities, LLC** (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Swedbank First Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 25, 2011